THE MONTANA POWER COMPANY


Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)



		Twelve Months
		     Ended
		 September 30,
		       1995


Net Income	$  105,800

Income Taxes	    48,511
			$  154,311

Fixed Charges:

	Interest	$    46,515
	Amortization of Debt Discount,
		Expense and Premium	      1,603
	Rentals	    35,876
			$    83,994

Earnings Before Income Taxes
	and Fixed Charges	$  238,305

Ratio of Earnings to Fixed Charges	      2.84x


Exhibit 12